

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

July 29, 2009

Via U.S. Mail

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      Re: **News Corporation**
                Form 10-K for the Fiscal Year Ended
                June 30, 2008
                Filed August 13, 2008
                File No. 001-32352

Dear Mr. Murdoch:

We have completed our review of your Form 10-K for the fiscal year ended June 30, 2008 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314.

                            Sincerely,

                            Daniel Morris
                            Attorney-Advisor

cc: Amy Bowerman Freed, Esq.
       Via Facsimile (212) 918-3100